October 17, 2008

Mail Stop 6010

Yongxing Song
Chief Executive Officer
China Power Equipment, Inc.
6th Floor, Fei Jing International
No. 15 Gao Xin 6th Road
Hi-Tech Industrial Development Zone
Xi'an, Shaanxi, China 710075

> **Re: China Power Equipment, Inc.**
> **Amendment No. 4 to Form SB-2 on Form S-1**
> **Filed September 25, 2008**
> **File No. 333-147349**

Dear Mr. Song:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Business Overview, page 3

1.   We note your response to prior comment 3. Your disclosure on page 3 that An Sen "holds from 100% of the shareholders of Zhongxi their rights as equity holders" is inconsistent with the fact that An Sen does not have the right to dispose of the shares, which is a fundamental right of shareholders. Please revise to clarify, if true, that An Sen does not have that right.

PRC State Administration of Foreign Exchange…, page 12

2.	We note your disclosure in the final paragraph of page 12 which indicates that you could lose the ability to remit monies outside of the PRC if proper procedures are not followed pursuant to SAFE regulations. With a view to possible disclosure, please tell us whether An Sen has established its bank account for receipt of entrustment fees in the PRC or in another country. As applicable, please revise your disclosure to explain how failure to follow the disclosed procedures might affect An Sen's ability to receive profits from Zhongxi.

Corporate History, page 37

3.	We note your response to prior comment 7. Please disclose the material terms of the July 11, 2007 share transfer.

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Joseph McCann at (202) 551-6262 or me at (202) 551-3805 with any other questions.

Sincerely,

Peggy Fisher
Assistant Director

cc (via fax):	Darren Ofsink, Esq.